SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

July 24, 2023

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following report:

“Philips’ Second Quarter Results 2023”, dated July 24, 2023.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 24th day of July 2023.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Quarterly report

Q2 2023

Philips delivers improved operational performance driven by sales growth and focus on execution

Amsterdam, July 24, 2023

Second-quarter highlights

  Group sales increased to EUR 4.5 billion, with 9% comparable sales growth
  Income from operations amounted to EUR 221 million, compared to EUR 11 million in Q2 2022
  Adjusted EBITA increased to EUR 453 million, or 10.1% of sales, compared to EUR 216 million, or 5.2% of sales, in Q2 2022
  Order book continued to grow year-on-year, while comparable order intake declined following a high order intake in Q2 2022
  Operating cash flow improved to EUR 135 million, compared to an outflow of EUR 306 million in Q2 2022
  Simplification of the operating model and restructuring plans on track
  Outlook for full year 2023 raised to mid-single-digit comparable sales growth and an Adjusted EBITA margin at the upper end of the high-single-digit range

Roy Jakobs, CEO of Royal Philips:

“We are progressing to plan on our three priorities to enhance patient safety and quality, strengthen supply chain reliability, and simplify how we work, and I am pleased with our improved operational performance across all segments and geographies in the quarter.

We delivered 9% comparable sales growth, increased profitability and improved cash flow, against a backdrop of ongoing macroeconomic and geopolitical challenges. Our order book increased year-on-year and will continue to support growth in the coming quarters.

Completing the Philips Respironics field action remains our highest priority. The vast majority of the sleep therapy devices are now with patients and home care providers, and we are fully focused on the remediation of the affected ventilators.

Looking ahead, we are confident in the execution of our plan and have raised our outlook for the full year 2023, acknowledging that uncertainties remain.

I am grateful for the dedication and commitment of all my Philips colleagues to deliver these results whilst working through the changes to create a more focused and agile organization.”

Group and segment performance

Sales for the Group increased to EUR 4.5 billion, with 9% comparable sales growth, driven by growth across all segments and geographies. Adjusted EBITA for the Group increased to EUR 453 million, or 10.1% of sales, mainly driven by increased sales, royalty income and productivity measures, partly offset by cost inflation.

Philips’ order book grew 3% compared with Q2 last year, including the good order-book-to-sales conversion in the last three quarters. Following a high order intake in Q2 2022, comparable order intake declined 8% (-4% excluding Russia).

Diagnosis & Treatment comparable sales increased 12% in the quarter, with double-digit growth in Ultrasound and Image-Guided Therapy, and mid-single-digit growth in Diagnostic Imaging. Following a high order intake in Q2 2022, comparable order intake showed a high-single-digit decrease (low-single-digit decline excluding Russia). The Adjusted EBITA margin increased to 10.6%, mainly driven by increased sales, favorable mix, and productivity measures, partly offset by cost inflation.

Connected Care comparable sales increased 6% in the quarter, with double-digit growth in Monitoring, partly offset by a decline in Sleep & Respiratory Care. Comparable order intake showed a high-single-digit decline due to normalization of demand after the strong growth in the period between 2020 and 2022. Order intake remains significantly higher than pre-COVID. The Adjusted EBITA margin increased to 7.5%, mainly driven by productivity measures and improved profitability in Monitoring.

Personal Health returned to growth as comparable sales increased by 3%, driven by mid-single-digit growth in Personal Care. The Adjusted EBITA margin increased to 13.4%, due to pricing and productivity measures.

Productivity

Supported by significant change management efforts, to date Philips has reduced the workforce by approximately 6,600 roles out of the planned reduction of 7,000 roles by 2023 and 10,000 roles in total by 2025. Operating model productivity savings amounted to EUR 112 million in the quarter. Procurement savings amounted to EUR 57 million, and other productivity programs delivered savings of EUR 68 million, resulting in total savings of EUR 237 million in the quarter.

Outlook

Based on Philips’ improved performance in the first half of the year, solid order book, and the ongoing actions to improve execution, the company now expects to deliver mid-single-digit comparable sales growth and an Adjusted EBITA margin at the upper end of the high-single-digit range for the full year 2023, while uncertainties remain.

The outlook excludes the impact of the ongoing discussion on a proposed consent decree beyond current assumptions, as well as ongoing litigation and the investigation by the US Department of Justice related to the Respironics field action.

Customer, innovation and ESG highlights

  Signed a 10-year agreement with University of California Irvine Health to provide enterprise monitoring as a service combined with informatics, enabling the health system to standardize, integrate and scale patient monitoring in order to deliver better care and reduce the technology burden on staff.
  Five top hospitals in Shanghai, with a total of more than 10,000 beds, installed Philips’ advanced Spectral CT 7500 imaging systems, helping physicians deliver first-time-right diagnosis through fast, low-dose X-ray scans.
  Expanded the image-guided therapy portfolio with the launch of Philips Zenition 10, which provides a cost-effective imaging solution to guide high-volume routine surgery, as well as complex orthopedic and trauma procedures.
  Introduced the cloud-based Philips HealthSuite Imaging PACS on Amazon Web Services. This cloud-based enterprise imaging solution, which includes advanced AI-enabled applications, has been designed to enhance image access speed, reliability, and data orchestration for clinicians across the imaging workflow, while reducing costs for healthcare organizations.
  In partnership with JD.com, launched the premium 7 Series Shaver in China, debuting as the #1 shaver on this major online shopping channel. Additionally, Philips’ DiamondClean 9000 premium electric toothbrush has become the best-selling high-end oral healthcare product on Alibaba.
  As part of the company’s carbon emission reduction efforts, Philips and a consortium of companies committed to contracting renewable electricity from a recently completed wind farm in Finland. The 10-year agreement will deliver the equivalent electricity needed to power 40,000 households.

Philips Respironics field action for specific sleep therapy and ventilator devices

To date, approximately 99% of the new replacement devices and repair kits required for the remediation of the registered affected devices have been produced. The vast majority of the produced sleep therapy devices have been provided to patients and home care providers, while the remediation of the affected ventilators is ongoing.

Philips Respironics completed testing and analyses for the first-generation DreamStation, System One and DreamStation Go sleep therapy devices. The analyses indicate that the volatile organic compounds and particulate matter emissions related to foam degradation are within the applicable safety limits and are unlikely to result in appreciable harm to health in patients.*) Testing and analysis related to the affected ventilators is ongoing.

The previously disclosed litigation and investigation by the US Department of Justice related to the Respironics field action are ongoing, as well as the discussions on a proposed consent decree.

Conference call and video webcast

Roy Jakobs, CEO, and Abhijit Bhattacharya, CFO, will host a conference call for investors and analysts at 10:00 am CET today to discuss the results and Philips’ plan to create value with sustainable impact. A live webcast of the conference call will be available on the Philips Investor Relations website and can be accessed here.

Philips Respironics has provided a summary of the test results and analyses available to date to the FDA and other competent authorities. The FDA is still considering the data and analyses that Philips Respironics has provided and may reach a different conclusion.

Philips performance

Key data

in millions of EUR unless otherwise stated

	Q2 2022	Q2 2023
Sales	4,177	4,470
Nominal sales growth	(1)%	7%
Comparable sales growth1)	(7)%	9%
Comparable order intake2)	1%	(8)%
Income from operations	11	221
as a % of sales	0.3%	4.9%
Financial income (expenses), net	(48)	(68)
Investments in associates, net of income taxes	4	(37)
Income tax benefit (expense)	10	(42)
Income from continuing operations	(24)	74
Discontinued operations, net of income taxes	4	-
Net income	(20)	74
Earnings per common share (EPS)
Income from continuing operations attributable to shareholders3) (in EUR) - diluted	(0.03)	0.08
Adjusted income from continuing operations attributable to shareholders3) (in EUR) - diluted1)	0.14	0.28
Net income attributable to shareholders3) (in EUR) - diluted	(0.02)	0.08
EBITA1)	92	292
as a % of sales	2.2%	6.5%
Adjusted EBITA1)	216	453
as a % of sales	5.2%	10.1%
Adjusted EBITDA1)	461	681
as a % of sales	11.0%	15.2%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information 2) Comparable order intake is presented when discussing the Philips Group’s performance. For the definition of this measure, refer to chapter 12.4, Other Key Performance Indicators, of the Annual Report 2022. 3) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2022.
  Comparable sales increased by 9%, driven by growth across the business segments. The Diagnosis & Treatment segment recorded double-digit growth, the Connected Care segment mid-single-digit growth, and the Personal Health segment low-single-digit growth.
  Following a high order intake in Q2 2022, comparable order intake declined 8% (-4% excluding Russia). The Diagnosis & Treatment and Connected Care segments recorded a high-single-digit decline.
  Adjusted EBITA increased to EUR 453 million and the margin improved to 10.1%, mainly driven by increased sales, royalty income and productivity measures, partly offset by cost inflation.
  Restructuring, acquisition-related and other charges amounted to EUR 161 million, compared to EUR 125 million in Q2 2022. Q2 2023 includes EUR 46 million restructuring charges, mainly related to workforce reduction, EUR 51 million Respironics field-action running remediation costs, and EUR 28 million quality action-related charges in Connected Care.
  Financial income and expenses resulted in a net expense of EUR 68 million, compared to a net expense of EUR 48 million in Q2 2022. Q2 2023 includes higher interest expense, primarily due to a term loan entered into in October 2022. Q2 2022 included fair value gains on Philips' minority participations.
  Income tax expense increased by EUR 52 million year-on-year, mainly due to  higher income in Q2 2023.
  Net income increased compared to Q2 2022, driven by higher earnings, partly offset by tax expenses and results from investments in associates.

Sales1) per geographic cluster

in millions of EUR unless otherwise stated

			% change
	Q2 2022	Q2 2023	nominal	comparable2)
Western Europe	818	913	12%	10%
North America	1,856	1,924	4%	5%
Other mature geographies	388	428	10%	18%
Total mature geographies	3,062	3,265	7%	8%
Growth geographies	1,115	1,205	8%	15%
Philips Group	4,177	4,470	7%	9%
1) Sales per geographic cluster is reported based on country of destination. 2) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

Amounts may not add up due to rounding.

  Comparable sales in mature geographies increased by 8%, with strong contributions from all geographies. In growth geographies, sales increased by 15% on a comparable basis, with strong contributions from China, Middle East & Turkey and Latin America.

Cash and cash equivalents balance in millions of EUR

	Q2 2022	Q2 2023
Beginning cash balance	1,445	1,128
Free cash flow1)	(488)	5
Net cash flows from operating activities	(306)	135
Net capital expenditures	(182)	(131)
Other cash flows from investing activities	(173)	(39)
Treasury shares transactions	4	(89)
Changes in debt	775	(54)
Dividend paid to shareholders	(350)	(1)
Other cash flow items	59	(17)
Net cash flows from discontinued operations	(14)	27
Ending cash balance	1,258	960
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Net cash flows from operating activities increased, mainly driven by higher earnings and lower working capital outflows.
  Other cash flows from investing activities mainly includes a cash payment related to an acquisition, whereas Q2 2022 mainly included milestone payments related to the acquisitions of Cardiologs and Intact Vascular.
  Treasury shares transactions includes share repurchases as part of the EUR 1.5 billion share repurchase program for capital reduction purposes that was announced on July 26, 2021, as well as related withholding tax.
  Changes in debt in Q2 2022 mainly included new bonds issued of EUR 2 billion, partly offset by bond repayments of EUR 1.2 billion.
  The 2022 dividend was distributed in May 2023 fully in common shares.

Composition of net debt to group equity1)

in millions of EUR unless otherwise stated

	March 31, 2023	June 30, 2023
Long-term debt	7,141	7,177
Short-term debt	1,034	1,039
Total debt	8,175	8,216
Cash and cash equivalents	1,128	960
Net debt	7,048	7,257
Shareholders' equity	12,332	12,126
Non-controlling interests	33	34
Group equity	12,366	12,160
Net debt : group equity ratio1)	36:64	37:63
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

Performance per segment

Diagnosis & Treatment

Key data

in millions of EUR unless otherwise stated

	Q2 2022	Q2 2023
Sales	1,940	2,112
Sales growth
Nominal sales growth	1%	9%
Comparable sales growth1)	(5)%	12%
Income from operations	115	163
as a % of sales	5.9%	7.7%
EBITA1)	142	185
as a % of sales	7.3%	8.8%
Adjusted EBITA1)	132	224
as a % of sales	6.8%	10.6%
Adjusted EBITDA1)	183	280
as a % of sales	9.4%	13.3%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Comparable sales increased by 12%, driven by double-digit growth in Ultrasound and Image-Guided Therapy and mid-single-digit growth in Diagnostic Imaging, due to continued supply chain improvements.
  Comparable sales in growth geographies showed double-digit growth, driven by China and Middle East & Turkey. Mature geographies recorded high-single-digit growth, with strong contributions from Western Europe and North America.
  Adjusted EBITA increased to EUR 224 million and the margin improved to 10.6%, mainly driven by increased sales, favorable mix and productivity measures, partly offset by cost inflation.
  Restructuring, acquisition-related and other charges amounted to EUR 40 million, compared to a net gain of EUR 9 million in Q2 2022. Q2 2023 includes EUR 19 million restructuring costs related to workforce reduction and EUR 10 million acquisition-related costs. In Q3 2023, restructuring, acquisition-related and other charges are expected to total approximately EUR 15 million.

Connected Care

Key data

in millions of EUR unless otherwise stated

	Q2 2022	Q2 2023
Sales	1,273	1,327
Sales growth
Nominal sales growth	(7)%	4%
Comparable sales growth1)	(11)%	6%
Income from operations	(144)	(39)
as a % of sales	(11.3)%	(2.9)%
EBITA1)	(95)	6
as a % of sales	(7.5)%	0.5%
Adjusted EBITA1)	23	100
as a % of sales	1.8%	7.5%
Adjusted EBITDA1)	98	160
as a % of sales	7.7%	12.1%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Comparable sales increased by 6%, driven by double-digit growth in Monitoring, partly offset by a decline in Sleep & Respiratory Care.
  Comparable sales in growth geographies showed double-digit growth, driven by China. Mature geographies recorded mid-single-digit growth, driven by high-single-digit growth in North America.
  Adjusted EBITA increased to EUR 100 million and the margin improved to 7.5%, driven by productivity measures and improved profitability in Monitoring.
  Restructuring, acquisition-related and other charges were EUR 95 million, compared to EUR 117 million in Q2 2022. Q2 2023 includes EUR 51 million Respironics field-action running remediation costs and EUR 28 million quality action-related charges in Connected Care. In Q3 2023, restructuring, acquisition-related and other charges are expected to total approximately EUR 80 million. This excludes the impact of the ongoing discussion on a proposed consent decree, as well as ongoing litigation and the investigation by the US Department of Justice related to the Respironics field action.

Personal Health

Key data

in millions of EUR unless otherwise stated

	Q2 2022	Q2 2023
Sales	831	836
Sales growth
Nominal sales growth	0%	1%
Comparable sales growth1)	(5)%	3%
Income from operations	98	107
as a % of sales	11.8%	12.8%
EBITA1)	102	109
as a % of sales	12.3%	13.0%
Adjusted EBITA1)	103	112
as a % of sales	12.4%	13.4%
Adjusted EBITDA1)	130	135
as a % of sales	15.6%	16.1%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Comparable sales increased by 3%, driven by mid-single-digit growth in Personal Care.
  Comparable sales in growth geographies showed high-single-digit growth, driven by double-digit growth in China. Mature geographies recorded low-single-digit growth, driven by double-digit growth in Western Europe, partly offset by a high-single-digit decline in North America.
  Adjusted EBITA increased to EUR 112 million and the margin improved to 13.4%, driven by price and productivity measures.
  Restructuring charges amounted to EUR 2 million and related to workforce reduction.

Other

Key data

in millions of EUR

	Q2 2022	Q2 2023
Sales	133	194
Income from operations	(58)	(9)
EBITA1)	(56)	(7)
Adjusted EBITA1) of:	(41)	17
IP Royalties	59	120
Innovation	(40)	(40)
Central costs	(68)	(59)
Other	8	(4)
Adjusted EBITDA1)	50	106
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Sales increased by EUR 61 million, mainly driven by higher royalty income.
  Adjusted EBITA increased by EUR 58 million, mainly due to higher royalty income and lower central costs.
  Restructuring, acquisition-related and other charges amounted to EUR 24 million, related to workforce reduction, compared to EUR 14 million in Q2 2022. In Q3 2023, restructuring and other charges are expected to total approximately EUR 25 million.

Reconciliation of non-IFRS information

Certain non-IFRS financial measures are presented when discussing the Philips Group’s performance:

  Comparable sales growth
  Adjusted income from continuing operations attributable to shareholders
  Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted (Adjusted EPS)
  EBITA
  Adjusted EBITA
  Adjusted EBITDA
  Free cash flow
  Net debt : group equity ratio

For the definitions of the non-IFRS financial measures listed above, refer to chapter 12.3, Reconciliation of non-IFRS information, of the Annual Report 2022 and to the Forward-looking statements and other important information.

Comparable order intake is presented when discussing the Philips Group’s performance. For the definition of this measure, refer to chapter 12.4, Other Key Performance Indicators, of the Annual Report 2022.

Sales growth composition

in %

	Q2 2023				January to June
	nominal growth	consolidation changes	currency effects	comparable growth	nominal growth	consolidation changes	currency effects	comparable growth
2023 versus 2022
Diagnosis & Treatment	8.9%	0.0%	3.0%	11.9%	12.3%	0.5%	1.2%	14.0%
Connected Care	4.2%	0.0%	2.2%	6.5%	4.3%	0.0%	0.4%	4.8%
Personal Health	0.6%	0.0%	2.8%	3.4%	(2.1)%	0.0%	0.7%	(1.3)%
Philips Group	7.0%	(0.2)%	2.6%	9.4%	6.7%	0.1%	0.8%	7.6%

Adjusted income from continuing operations attributable to shareholders 1)

in millions of EUR unless otherwise stated

	Q2		January to June
	2022	2023	2022	2023
Net income	(20)	74	(171)	(591)
Discontinued operations, net of income taxes	(4)	-	(4)	2
Income from continuing operations	(24)	74	(176)	(589)
Income from continuing operations attributable to non-controlling interests	(2)	(2)	(2)	(2)
Income from continuing operations attributable to shareholders1)	(26)	72	(177)	(591)
Adjustments for:
Amortization and impairment of acquired intangible assets	81	72	155	145
Restructuring and acquisition-related charges	14	66	38	290
Other items:	111	95	436	739
Respironics litigation provision				575
Respironics field-action provision			165
Respironics field-action running remediation costs	50	51	100	106
Quality actions in Connected Care	24	28	32	47
Portfolio realignment charges	23		110
Remaining items	14	16	28	12
Net finance expenses	4	11	3	15
Tax impact of adjusted items and tax-only adjusting items	(53)	(51)	(189)	(142)
Adjusted income from continuing operations attributable to shareholders1)	130	264	266	456
Earnings per common share:
Income from continuing operations attributable to shareholders2) per common share (in EUR) - diluted	(0.03)	0.08	(0.19)	(0.64)
Adjusted income from continuing operations attributable to shareholders2) per common share (EUR) - diluted	0.14	0.28	0.29	0.50
1) Shareholders refers to shareholders of Koninklijke Philips N.V.  2) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2022.

Reconciliation of Net income to Adjusted EBITA and Adjusted EBITDA

in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q2 2023
Net income	74
Discontinued operations, net of income taxes	-
Income tax expense	42
Investments in associates, net of income taxes	37
Financial expenses	84
Financial income	(16)
Income from operations	221	163	(39)	107	(9)
Amortization and impairment of acquired intangible assets	72	22	45	3	2
EBITA	292	185	6	109	(7)
Restructuring and acquisition-related charges	66	30	10	2	24
Other items:	95	10	85		-
Respironics field-action running remediation costs	51		51
Quality actions in Connected Care	28		28
Remaining items	16	10	6		-
Adjusted EBITA	453	224	100	112	17
Depreciation, amortization and impairment of fixed assets and other intangible assets	232	56	64	24	89
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(4)	-	(3)	-	-
Adjusted EBITDA	681	280	160	135	106

January to June 2023
Net income	(591)
Discontinued operations, net of income taxes	2
Income tax expense	27
Investments in associates, net of income taxes	53
Financial expenses	177
Financial income	(31)
Income from operations	(362)	337	(756)	203	(146)
Amortization and impairment of acquired intangible assets	145	44	90	7	4
EBITA	(217)	381	(667)	210	(141)
Restructuring and acquisition-related charges	290	95	58	7	129
Other items:	739	11	729	(1)	-
Respironics litigation provision	575		575
Respironics field-action running remediation costs	106		106
Quality actions in Connected Care	47		47
Remaining items	12	11	2	(1)	-
Adjusted EBITA	812	487	121	216	(12)
Depreciation, amortization and impairment of fixed assets and other intangible assets	470	106	120	47	196
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(25)	(3)	(3)	-	(19)
Adjusted EBITDA	1,256	590	238	264	165

Q2 2022
Net income	(20)
Discontinued operations, net of income taxes	(4)
Income tax benefit	(10)
Investments in associates, net of income taxes	(4)
Financial expenses	68
Financial income	(20)
Income from operations	11	115	(144)	98	(58)
Amortization and impairment of acquired intangible assets	81	27	48	4	2
EBITA	92	142	(95)	102	(56)
Restructuring and acquisition-related charges	14	(9)	18	1	3
Other items:	111	-	99		11
Respironics field-action running remediation costs	50		50
Quality actions in Connected Care	24		24
Portfolio realignment charges	23		23
Remaining items	14	-	2		11
Adjusted EBITA	216	132	23	103	(41)
Depreciation, amortization and impairment of fixed assets and other intangible assets	261	61	76	28	95
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(16)	(11)	(1)	-	(4)
Adjusted EBITDA	461	183	98	130	50

January to June 2022
Net income	(171)
Discontinued operations, net of income taxes	(4)
Income tax benefit	(77)
Investments in associates, net of income taxes	7
Financial expenses	112
Financial income	(37)
Income from operations	(170)	226	(540)	222	(79)
Amortization and impairment of acquired intangible assets	155	49	95	8	3
EBITA	(15)	276	(446)	230	(75)
Restructuring and acquisition-related charges	38	(13)	41	1	10
Other items:	436	-	418		17
Respironics field-action provision	165		165
Respironics field-action running remediation costs	100		100
Quality actions in Connected Care	32		32
Portfolio realignment charges	110		110
Remaining items	28	-	10		17
Adjusted EBITA	459	263	13	231	(49)
Depreciation, amortization and impairment of fixed assets and other intangible assets	541	115	179	59	188
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(52)	(12)	(34)	-	(6)
Adjusted EBITDA	948	366	159	289	134

Composition of free cash flow

in millions of EUR

	Q2		January to June
	2022	2023	2022	2023
Net cash flows from operating activities	(306)	135	(533)	337
Net capital expenditures	(182)	(131)	(356)	(216)
Purchase of intangible assets	(13)	(9)	(41)	(52)
Expenditures on development assets	(71)	(51)	(132)	(98)
Capital expenditures on property, plant and equipment	(98)	(88)	(190)	(161)
Proceeds from disposals of property, plant and equipment	(1)	18	6	95
Free cash flow	(488)	5	(890)	121

Philips statistics

in millions of EUR unless otherwise stated

	2022				2023
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sales	3,918	4,177	4,310	5,422	4,167	4,470
Comparable sales growth1)	(4)%	(7)%	(5)%	3%	6%	9%
Comparable order intake2)	5%	1%	(6)%	(8)%	0%	(8)%
Gross margin	1,511	1,731	1,730	2,221	1,755	1,961
as a % of sales	38.6%	41.4%	40.1%	41.0%	42.1%	43.9%
Selling expenses	(1,066)	(1,115)	(1,157)	(1,283)	(1,079)	(1,112)
as a % of sales	(27.2)%	(26.7)%	(26.8)%	(23.7)%	(25.9)%	(24.9)%
G&A expenses	(155)	(146)	(175)	(195)	(158)	(157)
as a % of sales	(4.0)%	(3.5)%	(4.1)%	(3.6)%	(3.8)%	(3.5)%
R&D expenses	(493)	(486)	(612)	(501)	(528)	(468)
as a % of sales	(12.6)%	(11.6)%	(14.2)%	(9.2)%	(12.7)%	(10.5)%
Income from operations	(181)	11	(1,529)	171	(583)	221
as a % of sales	(4.6)%	0.3%	(35.5)%	3.2%	(14.0)%	4.9%
Net income	(151)	(20)	(1,329)	(105)	(665)	74
Income from continuing operations attributable to shareholders3) per common share (in EUR) - diluted	(0.17)	(0.03)	(1.44)	(0.12)	(0.72)	0.08
Adjusted income from continuing operations attributable to shareholders3) per common share (in EUR) - diluted1)	0.15	0.14	0.24	0.39	0.21	0.28
EBITA1)	(107)	92	(94)	301	(510)	292
as a % of sales	(2.7)%	2.2%	(2.2)%	5.5%	(12.2)%	6.5%
Adjusted EBITA1)	243	216	209	651	359	453
as a % of sales	6.2%	5.2%	4.8%	12.0%	8.6%	10.1%
Adjusted EBITDA1)	488	461	466	891	575	681
as a % of sales	12.5%	11.0%	10.8%	16.4%	13.8%	15.2%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information 2) Comparable order intake is presented when discussing the Philips Group’s performance. For the definition of this measure, refer to chapter 12.4, Other Key Performance Indicators, of the Annual Report 2022. 3) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2022.

Philips statistics

in millions of EUR unless otherwise stated

	2022				2023
	January-March	January-June	January-September	January-December	January-March	January-June	January-September	January-December
Sales	3,918	8,095	12,405	17,827	4,167	8,636
Comparable sales growth1)	(4)%	(5)%	(5)%	(3)%	6%	8%
Comparable order intake2)	5%	3%	(1)%	(3)%	0%	(4)%
Gross margin	1,511	3,243	4,973	7,194	1,755	3,717
as a % of sales	38.6%	40.1%	40.1%	40.4%	42.1%	43.0%
Selling expenses	(1,066)	(2,181)	(3,338)	(4,621)	(1,079)	(2,191)
as a % of sales	(27.2)%	(26.9)%	(26.9)%	(25.9)%	(25.9)%	(25.4)%
G&A expenses	(155)	(301)	(476)	(671)	(158)	(315)
as a % of sales	(4.0)%	(3.7)%	(3.8)%	(3.8)%	(3.8)%	(3.6)%
R&D expenses	(493)	(979)	(1,590)	(2,091)	(528)	(996)
as a % of sales	(12.6)%	(12.1)%	(12.8)%	(11.7)%	(12.7)%	(11.5)%
Income from operations	(181)	(170)	(1,700)	(1,529)	(583)	(362)
as a % of sales	(4.6)%	(2.1)%	(13.7)%	(8.6)%	(14.0)%	(4.2)%
Net income	(151)	(171)	(1,500)	(1,605)	(665)	(591)
Income from continuing operations attributable to shareholders3) per common share (in EUR) - diluted	(0.17)	(0.19)	(1.64)	(1.76)	(0.72)	(0.64)
Adjusted income from continuing operations attributable to shareholders3) per common share (in EUR) - diluted1)	0.15	0.29	0.53	0.92	0.21	0.50
EBITA1)	(107)	(15)	(109)	192	(510)	(217)
as a % of sales	(2.7)%	(0.2)%	(0.9)%	1.1%	(12.2)%	(2.5)%
Adjusted EBITA1)	243	459	667	1,318	359	812
as a % of sales	6.2%	5.7%	5.4%	7.4%	8.6%	9.4%
Adjusted EBITDA1)	488	948	1,414	2,305	575	1,256
as a % of sales	12.5%	11.7%	11.4%	12.9%	13.8%	14.5%
Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	869,298	885,316	885,348	881,481	881,539	920,085
Shareholders' equity per common share in EUR	16.64	16.63	16.31	15.03	13.99	13.18
Net debt : group equity ratio1)	28:72	31:69	34:66	35:65	36:64	37:63
Total employees	78,548	78,831	79,097	77,233	73,712	71,519
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information 2) Comparable order intake is presented when discussing the Philips Group’s performance. For the definition of this measure, refer to chapter 12.4, Other Key Performance Indicators, of the Annual Report 2022. 3) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2022.

Forward-looking statements and other important information

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future Adjusted EBITA*), future restructuring and acquisition related charges and other costs, future developments in Philips’ organic business and the completion of acquisitions and divestments. Forward-looking statements can be identified generally as those containing words such as “anticipates”, “assumes”, “believes”, “estimates”, “expects”, “should”, “will”, “will likely result”, “forecast”, “outlook”, “projects”, “may” or similar expressions. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to: Philips’ ability to gain leadership in health informatics in response to developments in the health technology industry; Philips’ ability to transform its business model to health technology solutions and services; macroeconomic and geopolitical changes; integration of acquisitions and their delivery on business plans and value creation expectations; securing and maintaining Philips’ intellectual property rights, and unauthorized use of third-party intellectual property rights; Philips’ ability to meet expectations with respect to ESG-related matters; failure of products and services to meet quality or security standards, adversely affecting patient safety and customer operations; breaches of cybersecurity; challenges in connection with Philips’ strategy to improve execution and other business performance initiatives; the resilience of our supply chain;
attracting and retaining personnel; challenges to drive operational excellence and speed in bringing innovations to market; compliance with regulations and standards including quality, product safety and (cyber) security; compliance with business conduct rules and regulations including privacy and upcoming ESG disclosure and due diligence requirements; treasury and financing risks; tax risks; reliability of internal controls, financial reporting and management process; global inflation. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see also the Risk management chapter included in the Annual Report 2022. Reference is also made to section Risk management in the Philips semi-annual report 2023.

Third-party market share data

Statements regarding market share, contained in this document, including those regarding Philips’ competitive position, are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, market share statements may also be based on estimates and projections prepared by management and/or based on outside sources of information. Management’s estimates of rankings are based on order intake or sales, depending on the business.

Market Abuse Regulation

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Use of non-IFRS information

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-IFRS financial measures. These non-IFRS financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be used in conjunction with the most directly comparable IFRS measures. Non-IFRS financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is contained in this document. Further information on non-IFRS measures can be found in the Annual Report 2022.

Use of fair value information

In presenting the Philips Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data are not readily available, fair values are estimated using appropriate valuation models and unobservable inputs. Such fair value estimates require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in the Annual Report 2022. In certain cases, independent valuations are obtained to support management’s determination of fair values.

Presentation

All amounts are in millions of euros unless otherwise stated. Due to rounding, amounts may not add up precisely to totals provided. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2022. Prior-period amounts have been reclassified to conform to the current-period presentation; this includes immaterial organizational changes.

Philips has realigned the composition of its reporting segments effective from April 1, 2023. The most notable change is the shift of the previous Enterprise Diagnostic Informatics business from the Diagnosis & Treatment segment to the Connected Care segment. This business, together with other informatics solutions in the Connected Care segment, now forms the Enterprise Informatics business. Accordingly, the comparative figures for the affected segments have been restated. The restatement has been published on the Philips Investor Relations website and can be accessed here.

Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2022.

*) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

Philips semi-annual report 2023

Introduction

This report contains the semi-annual report of Koninklijke Philips N.V. (‘the Company’ or ‘Philips’), a company with limited liability, headquartered in Amsterdam, the Netherlands. The principal activities of the Company and its group companies (‘the Group’) are described in the Annual Report 2022. The semi-annual report for the six months ended June 30, 2023, consists of the semi-annual condensed consolidated financial statements, the semi-annual management report and responsibility statement by the Company’s Board of Management. The information in this semi-annual report is unaudited.

Responsibility statement

The Board of Management of the Company hereby declares that to the best of their knowledge, the semi-annual condensed consolidated financial statements for the six-month period ended June 30, 2023, which have been prepared in accordance with IAS 34 Interim Financial Reporting as endorsed by the EU, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole, and that the semi-annual management report for the six-month period ended June 30, 2023, gives a fair view of the information required pursuant to article 5:25d paragraph 8 and 9 of the Dutch Financial Markets Supervision Act (Wet op het Financieel toezicht).

Amsterdam, July 24, 2023

Board of Management

Roy Jakobs

Abhijit Bhattacharya

Marnix van Ginneken

Management report Philips performance

Key data

in millions of EUR unless otherwise stated

	January to June
	2022	2023
Sales	8,095	8,636
Nominal sales growth	0%	7%
Comparable sales growth1)	(5)%	8%
Comparable order intake2)	3%	(4)%
Income from operations	(170)	(362)
as a % of sales	(2.1)%	(4.2)%
Financial income (expenses), net	(75)	(147)
Investments in associates, net of income taxes	(7)	(53)
Income tax benefit (expense)	77	(27)
Income from continuing operations	(176)	(589)
Discontinued operations, net of income taxes	4	(2)
Net income	(171)	(591)
Earnings per common share (EPS)
Income from continuing operations attributable to shareholders3) (in EUR) - diluted	(0.19)	(0.64)
Adjusted income from continuing operations attributable to shareholders3) (in EUR) - diluted1)	0.29	0.50
Net income attributable to shareholders3) (in EUR) - diluted	(0.19)	(0.64)
EBITA1)	(15)	(217)
as a % of sales	(0.2)%	(2.5)%
Adjusted EBITA1)	459	812
as a % of sales	5.7%	9.4%
Adjusted EBITDA1)	948	1,256
as a % of sales	11.7%	14.5%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information 2) Comparable order intake is presented when discussing the Philips Group’s performance. For the definition of this measure, refer to chapter 12.4, Other Key Performance Indicators, of the Annual Report 2022. 3) Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2022.
  Comparable sales increased by 8%, mainly driven by continued supply chain improvements. The Diagnosis & Treatment segment recorded double-digit growth and the Connected Care segment mid-single-digit growth, while the Personal Health segment posted a low-single-digit decline.
  Comparable order intake declined 4% (-2% excluding Russia), due to flat order intake in the Diagnosis & Treatment segment and a double-digit decline in the Connected Care segment.
  Adjusted EBITA increased to EUR 812 million and the margin improved to 9.4%, mainly due to increased sales and productivity measures, partly offset by cost inflation.
  Restructuring, acquisition-related and other charges amounted to EUR 1,029 million, compared to EUR 474 million in the first half of 2022. The first half of 2023 includes a EUR 575 million provision in connection with an anticipated resolution of the economic loss class action in the US related to the Respironics recall, EUR 245 million restructuring charges mainly related to workforce reduction, EUR 106 million Respironics field-action running remediation costs, and EUR 47 million quality action-related charges in Connected Care.
  Financial income and expenses resulted in a net expense of EUR 147 million, compared to a net expense of EUR 75 million in the first half of 2022. The first half of 2023 includes higher interest expense, primarily due to bonds issued in April 2022 and a term loan entered into in October 2022, as well as fair value losses on Philips' minority participations.
  Income tax expense increased by EUR 104 million year-on-year, mainly due to the tax effect on the economic loss class-action settlement provision relating to the Respironics recall, partly offset by the tax effect on lower income in the first half of 2023.
  Net income decreased compared to the first half of 2022, as higher earnings were more than offset by the provision in connection with an anticipated resolution of the economic loss class action in the US related to the Respironics recall, as well as higher restructuring costs resulting from workforce reduction.

Cash and cash equivalents balance

in millions of EUR

	January to June
	2022	2023
Beginning cash balance	2,303	1,172
Free cash flow1)	(890)	121
Net cash flows from operating activities	(533)	337
Net capital expenditures	(356)	(216)
Other cash flows from investing activities	(521)	(143)
Treasury shares transactions	(34)	(89)
Changes in debt	734	(76)
Dividend paid to shareholders	(350)	(1)
Other cash flow items	73	(48)
Net cash flows from discontinued operations	(58)	23
Ending cash balance	1,258	960
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

Amounts may not add up due to rounding.

  Net cash flows from operating activities increased, mainly as a result of higher earnings and lower working capital outflows.
  Net capital expenditures decreased, driven by lower investments in fixed assets and cash proceeds from the sale of real estate.
  Other cash flows from investing activities mainly includes a cash payment with respect to foreign exchange derivative contracts, whereas the first half of 2022 mainly included the acquisitions of Vesper Medical and Cardiologs.
  Treasury shares transactions includes share repurchases as part of the EUR 1.5 billion share repurchase program for capital reduction purposes that was announced on July 26, 2021, as well as related withholding tax.
  Changes in debt in the first half of 2022 mainly included new bonds issued of EUR 2 billion, partly offset by bond repayments of EUR 1.2 billion.
  The 2022 dividend was distributed in May 2023 fully in common shares.

Composition of net debt to group equity1)

in millions of EUR unless otherwise stated

	December 31, 2022	June 30, 2023
Long-term debt	7,270	7,177
Short-term debt	931	1,039
Total debt	8,201	8,216
Cash and cash equivalents	1,172	960
Net debt	7,028	7,257
Shareholders' equity	13,249	12,126
Non-controlling interests	34	34
Group equity	13,283	12,160
Net debt : group equity ratio1)	35:65	37:63
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

Performance per segment

Diagnosis & Treatment

Key data

in millions of EUR unless otherwise stated

	January to June
	2022	2023
Sales	3,668	4,120
Sales growth
Nominal sales growth	2%	12%
Comparable sales growth1)	(4)%	14%
Income from operations	226	337
as a % of sales	6.2%	8.2%
EBITA1)	276	381
as a % of sales	7.5%	9.2%
Adjusted EBITA1)	263	487
as a % of sales	7.2%	11.8%
Adjusted EBITDA1)	366	590
as a % of sales	10.0%	14.3%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Comparable sales increased by 14%, driven by double-digit growth in Ultrasound and Image-Guided Therapy and mid-single-digit growth in Diagnostic Imaging, due to continued supply chain improvements.
  Comparable sales in mature and growth geographies showed double-digit growth, with strong contributions from North America, Western Europe and China.
  Adjusted EBITA increased to EUR 487 million and the margin improved to 11.8%, due to increased sales and price and productivity measures, partly offset by cost inflation.
  Restructuring, acquisition-related and other charges amounted to EUR 106 million, compared to a net gain of EUR 13 million in the first half of 2022. The first half of 2023 includes EUR 77 million restructuring costs, mainly related to workforce reduction.

Connected Care

Key data

in millions of EUR unless otherwise stated

	January to June
	2022	2023
Sales	2,447	2,553
Sales growth
Nominal sales growth	(9)%	4%
Comparable sales growth1)	(15)%	5%
Income from operations	(540)	(756)
as a % of sales	(22.1)%	(29.6)%
EBITA1)	(446)	(667)
as a % of sales	(18.2)%	(26.1)%
Adjusted EBITA1)	13	121
as a % of sales	0.5%	4.7%
Adjusted EBITDA1)	159	238
as a % of sales	6.5%	9.3%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Comparable sales increased by 5%, driven by double-digit growth in Monitoring, partly offset by a decline in Sleep & Respiratory Care.
  Comparable sales in growth geographies showed double-digit growth, driven by China. Mature geographies recorded low-single-digit growth, driven by mid-single-digit growth in North America.
  Adjusted EBITA increased to EUR 121 million and the margin improved to 4.7%, driven by increased sales and productivity measures, partly offset by cost inflation.
  Restructuring, acquisition-related and other charges were EUR 787 million, compared to EUR 459 million in the first half of 2022. The first half of 2023 includes a EUR 575 million provision in connection with an anticipated resolution of the economic loss class action in the US related to the Respironics recall, EUR 106 million Respironics field-action running remediation costs, EUR 47 million quality action-related charges in Connected Care, and EUR 31 million restructuring costs, mainly related to workforce reduction.

Personal Health

Key data

in millions of EUR unless otherwise stated

	January to June
	2022	2023
Sales	1,669	1,634
Sales growth
Nominal sales growth	6%	(2)%
Comparable sales growth1)	1%	(1)%
Income from operations	222	203
as a % of sales	13.3%	12.4%
EBITA1)	230	210
as a % of sales	13.8%	12.9%
Adjusted EBITA1)	231	216
as a % of sales	13.8%	13.2%
Adjusted EBITDA1)	289	264
as a % of sales	17.3%	16.2%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Comparable sales declined by 1% due to a decrease in sales in Q1 2023, partly offset by a return to growth of 3% in Q2 2023. Personal Care recorded low-single-digit growth.
  Comparable sales in mature geographies showed a low-single-digit decline, mainly due to North America. Growth geographies recorded flat sales, with high-single-digit growth in China.
  Adjusted EBITA was EUR 216 million and the margin amounted to 13.2%, driven by price and productivity measures, offset by a decline in sales.
  Restructuring charges amounted to EUR 7 million, mainly related to workforce reduction.

Other

Key data

in millions of EUR unless otherwise stated

	January to June
	2022	2023
Sales	311	329
Income from operations	(79)	(146)
EBITA1)	(75)	(141)
Adjusted EBITA1) of:	(49)	(12)
IP Royalties	160	179
Innovation	(75)	(81)
Central costs	(132)	(104)
Other	(2)	(6)
Adjusted EBITDA1)	134	165
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
  Sales increased by EUR 18 million, mainly driven by higher royalty income.
  Adjusted EBITA increased by EUR 37 million, mainly driven by higher royalty income and lower central costs.
  Restructuring, acquisition-related and other charges amounted to EUR 129 million, mainly related to workforce reduction, compared to EUR 27 million in the first half of 2022.

Condensed consolidated statements of income

In millions of EUR unless otherwise stated

	Q2		January to June
	2022	2023	2022	2023
Sales	4,177	4,470	8,095	8,636
Cost of sales	(2,445)	(2,508)	(4,852)	(4,920)
Gross margin	1,731	1,961	3,243	3,717
Selling expenses	(1,115)	(1,112)	(2,181)	(2,191)
General and administrative expenses	(146)	(157)	(301)	(315)
Research and development expenses	(486)	(468)	(979)	(996)
Other business income	50	9	83	23
Other business expenses	(24)	(12)	(35)	(600)
Income from operations	11	221	(170)	(362)
Financial income	20	16	37	31
Financial expenses	(68)	(84)	(112)	(177)
Investments in associates, net of income taxes	4	(37)	(7)	(53)
Income before taxes	(34)	116	(253)	(562)
Income tax benefit (expense)	10	(42)	77	(27)
Income from continuing operations	(24)	74	(176)	(589)
Discontinued operations, net of income taxes	4	-	4	(2)
Net income	(20)	74	(171)	(591)

Attribution of net income
Net income attributable to shareholders1)	(22)	72	(173)	(593)
Net income attributable to non-controlling interests	2	2	2	2
Income from continuing operations attributable to shareholders1)	(26)	72	(177)	(591)

Earnings per common share
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands)2):
- basic	923,501	920,167	918,465	920,514
- diluted	923,501	946,540	918,465	920,514
Income from continuing operations attributable to shareholders1) (in EUR)2)
- basic	(0.03)	0.08	(0.19)	(0.64)
- diluted	(0.03)	0.08	(0.19)	(0.64)
Net income attributable to shareholders1) (in EUR)2)
- basic	(0.02)	0.08	(0.19)	(0.64)
- diluted	(0.02)	0.08	(0.19)	(0.64)
1) Shareholders refers to shareholders of Koninklijke Philips N.V.  2) Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2022.

Amounts may not add up due to rounding.

Condensed statements of comprehensive income

In millions of EUR

	Q2		January to June
	2022	2023	2022	2023
Net income for the period	(20)	74	(171)	(591)

Pensions and other post-employment plans:
Remeasurement, before tax	(1)	-	(1)	-
Income tax effect on remeasurements		-	-	1

Financial assets fair value through OCI:
Net current-period change, before tax	(8)	9	(29)	2
Income tax effect on net current-period change	1	-	2	-
Total of items that will not be reclassified to Income statement	(8)	8	(28)	3

Currency translation differences:
Net current-period change, before tax	742	(130)	949	(390)
Income tax effect on net current-period change	(6)	-	(3)	-

Cash flow hedges:
Net current-period change, before tax	(10)	21	(23)	28
Income tax effect on net current-period change	(5)	(4)	(6)	(6)
Reclassification adjustment for (gain) loss realized	19	(4)	33	(4)
Total of items that are or may be reclassified to Income Statement	740	(117)	951	(372)

Other comprehensive income (loss) for the period	732	(109)	922	(369)

Total comprehensive income (loss) for the period	712	(35)	751	(960)

Total comprehensive income attributable to:
Shareholders of Koninklijke Philips N.V.	709	(36)	748	(961)
Non-controlling interests	3	1	3	1

Amounts may not add up due to rounding.

Condensed consolidated balance sheets

In millions of EUR

	December 31, 2022	June 30, 2023
Non-current assets:
Property, plant and equipment	2,638	2,519
Goodwill	10,238	10,028
Intangible assets excluding goodwill	3,526	3,335
Non-current receivables	279	273
Investments in associates	537	466
Other non-current financial assets	660	636
Non-current derivative financial assets	4	2
Deferred tax assets	2,449	2,476
Other non-current assets	98	86
Total non-current assets	20,429	19,821

Current assets:
Inventories	4,049	4,095
Other current financial assets	11	8
Other current assets	490	644
Current derivative financial assets	123	74
Income tax receivable	222	244
Current receivables	4,115	3,622
Assets classified as held for sale	77	39
Cash and cash equivalents	1,172	960
Total current assets	10,259	9,686
Total assets	30,688	29,506

Equity:
Equity	13,249	12,126
Common shares	178	186
Capital in excess of par value	5,025	5,776
Reserves	1,488	1,122
Other	6,558	5,042
Non-controlling interests	34	34
Group equity	13,283	12,160

Non-current liabilities:
Long-term debt	7,270	7,177
Non-current derivative financial liabilities	4	1
Long-term provisions	1,097	1,068
Deferred tax liabilities	91	67
Non-current contract liabilities	515	494
Non-current tax liabilities	435	423
Other non-current liabilities	60	45
Total non-current liabilities	9,471	9,276

Current liabilities:
Short-term debt	931	1,039
Current derivative financial liabilities	207	48
Income tax payable	40	92
Accounts payable	1,968	1,646
Accrued liabilities	1,626	1,558
Current contract liabilities	1,696	1,869
Short-term provisions	1,018	1,373
Dividend payable		56
Liabilities directly associated with assets held for sale	-	6
Other current liabilities	448	383
Total current liabilities	7,934	8,071
Total liabilities and group equity	30,688	29,506

Amounts may not add up due to rounding.

Condensed consolidated statements of cash flows

In millions of EUR

	January to June
	2022	2023
Cash flows from operating activities:
Net income (loss)	(171)	(591)
Results of discontinued operations - net of income tax	(4)	2
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation, amortization and impairment of assets	696	615
Share-based compensation	39	34
Net loss (gain) on sale of assets	(10)	(11)
Interest income	(17)	(19)
Interest expense on debt, borrowings and other liabilities	91	122
Investments in associates, net of income taxes	18	62
Income taxes	(77)	28
Decrease (increase) in working capital:	(482)	(148)
Decrease (increase) in receivables and other current assets	187	330
Decrease (increase) in inventories	(507)	(233)
Increase (decrease) in accounts payable, accrued and other current liabilities	(162)	(245)
Decrease (increase) in non-current receivables and other assets	(8)	21
Increase (decrease) in other liabilities	(117)	(25)
Increase (decrease) in provisions	(115)	379
Other items	(27)	78
Interest received	8	15
Interest paid	(103)	(143)
Dividends received from investments in associates	4	8
Income taxes paid	(258)	(89)
Net cash provided by (used for) operating activities	(533)	337
Cash flows from investing activities:
Net capital expenditures	(356)	(216)
Purchase of intangible assets	(41)	(52)
Expenditures on development assets	(132)	(98)
Capital expenditures on property, plant and equipment	(190)	(161)
Proceeds from sales of property, plant and equipment	6	95
Net proceeds from (cash used for) derivatives and current financial assets	(26)	(64)
Purchase of other non-current financial assets	(52)	(56)
Proceeds from other non-current financial assets	38	33
Purchase of businesses, net of cash acquired	(487)	(64)
Net proceeds from sale of interests in businesses, net of cash disposed of	7	8
Net cash provided by (used for) investing activities	(877)	(359)
Cash flows from financing activities:
Proceeds from issuance of (payments on) short-term debt	62	25
Principal payments on short-term portion of long-term debt	(1,333)	(134)
Proceeds from issuance of long-term debt	2,006	33
Re-issuance of treasury shares	12
Purchase of treasury shares	(47)	(89)
Dividends paid to shareholders of Koninklijke Philips N.V.	(350)	(1)
Dividends paid to shareholders of non-controlling interests	(1)	(1)
Net cash provided by (used for) financing activities	349	(168)

Net cash provided by (used for) continuing operations	(1,061)	(189)

Net cash provided by (used for) discontinued operations	(58)	23

Net cash provided by (used for) continuing and discontinued operations	(1,120)	(166)
Effect of change in exchange rates on cash and cash equivalents	74	(47)
Cash and cash equivalents at the beginning of the period	2,303	1,172
Cash and cash equivalents at the end of the period	1,258	960

Amounts may not add up due to rounding.

Condensed consolidated statements of changes in equity

In millions of EUR

	Common shares	Capital in excess of par value	Fair value through OCI	Cash flow hedges	Currency translation differences	Retained earnings	Treasury shares at cost	Total shareholders' equity	Non-controlling interests	Group equity
			reserves			other

Balance as of December 31, 2021	177	4,646	(344)	(25)	1,117	9,344	(476)	14,438	36	14,475
Total comprehensive income (loss)			(27)	5	944	(174)		748	3	751
Dividend distributed	3	326				(741)		(412)	(1)	(413)
Minority buy-out									-	-
Transfer of gain on disposal of equity investments at FVTOCI to retained earnings			(1)			1		-		-
Purchase of treasury shares						-	(24)	(24)		(24)
Re-issuance of treasury shares		(40)				(25)	74	8		8
Forward contracts						(63)		(63)		(63)
Share call options						5	(11)	(6)		(6)
Cancellation of treasury shares	(2)					(298)	299
Share-based compensation plans		38						38		38
Income tax share-based compensation plans		-						-		-
Balance as of June 30, 2022	178	4,970	(372)	(21)	2,061	8,049	(138)	14,727	39	14,766

Balance as of December 31, 2022	178	5,025	(376)	(2)	1,866	6,832	(275)	13,249	34	13,283
Total comprehensive income (loss)			3	18	(390)	(592)		(961)	1	(960)
Dividend distributed	8	741				(816)		(68)	(1)	(69)
Transfer of gain on disposal of equity investments at FVTOCI to retained earnings			4			(4)		-		-
Purchase of treasury shares						-		-		-
Re-issuance of treasury shares		(26)				(21)	48	-		-
Forward contracts						(51)	(79)	(130)		(130)
Share call options
Cancellation of treasury shares
Share-based compensation plans		34						34		34
Income tax share-based compensation plans		1						1		1
Balance as of June 30, 2023	186	5,776	(370)	16	1,476	5,348	(306)	12,126	34	12,160

Amounts may not add up due to rounding.

Notes to the unaudited semi-annual condensed consolidated financial statements

Basis of preparation

These condensed consolidated financial statements for the six-month period ended June 30, 2023, have been prepared in accordance with IAS 34 'Interim Financial Reporting' as endorsed by the EU.

The condensed consolidated financial statements do not include all the notes of the type normally included in an annual financial report. Accordingly, these statements are to be read in conjunction with the Annual Report for the year ended December 31, 2022.

The condensed financial statements are presented in euros, which is the presentation currency. Due to rounding, amounts may not add up precisely to the totals provided. Certain comparative-period amounts have been reclassified to conform to the current-period presentation.

Significant accounting policies

The significant accounting policies applied in these condensed consolidated financial statements are consistent with those applied in the Annual Report 2022, except for the adoption of new standards, amendments to standards and change in accounting policy which are also expected to be reflected in the company's consolidated financial statements for the year ending December 31, 2023. As a policy choice, consistent with the IAS 12 amendment regarding Pillar Two taxation as issued by the IASB but not yet endorsed by the EU, Philips does not recognize and disclose deferred taxes arising from enacted or substantively enacted tax law that implements the Pillar Two model rules published by the Organisation for Economic Co-operation and Development. The new and amended standards and change in accounting policy did not have a material impact on the company's condensed consolidated financial statements. The company has not early-adopted any standard, interpretation or amendment that has been issued but is not yet effective and endorsed.

Contingent assets are disclosed if the inflow of economic benefits is probable, but not virtually certain. If the inflow of economic benefits becomes virtually certain, the asset would be considered no longer contingent and its recognition appropriate. Contingent assets are assessed continually and require management to apply judgment, especially to estimate the likelihood of the inflow of economic benefits.

Estimates

The preparation of the condensed consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting principles and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates under different assumptions or conditions. In preparing these condensed financial statements, unless otherwise disclosed, the significant estimates and judgements made by management in applying the company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2022.

Results of operations

In the six months ended June 30, 2022, the company's business and results were impacted by global, industry-wide challenges including global supply chain constraints, COVID lockdown measures in China, inflationary pressures and the Russia-Ukraine war.

While macroeconomic and geopolitical challenges persist, with additional sanctions against Russia impacting order intake, the supply chain situation continued to improve during the six months ended June 30, 2023, relative to the prior year, which supported sales growth particularly in Diagnosis & Treatment, and pricing and productivity measures helped to reduce the impact of cost inflation on profitability.

Risk management

The Annual Report 2022 describes certain risk categories and risks (including risk appetite) which could have a material adverse effect on Philips’ financial position and results. Those descriptions remain valid and should be read in conjunction with this semi-annual report.

Looking ahead to the second half of 2023, Philips continues to expect global market conditions to remain highly uncertain and volatile due to geopolitical and macroeconomic factors, whether or not related to or caused by the Russia-Ukraine war. Philips observes a trend of geopolitical tensions and deglobalization which intensifies protectionism. Examples of protectionism measures are policies on trade, tariffs, sanctions, local value creation and production requirements to obtain market access, custom duties, taxation, technology and data restrictions, cyberattacks, import or export controls, talent mobility restrictions, nationalization of assets, restrictions on repatriation of returns from foreign investments, and general uncertainty on the development of local regulations and compliance thereto. Philips observes this trend in the major markets in which it operates and has a particular concern on the development of the US-China-EU relationships and China’s drive to expand its global political footprint and become self-sufficient in critical technologies, including health-related ones. Examples of general factors are an overall weakening global economy, declines in economic growth projections in the US, the EU and China (which collectively account for around two-thirds of Philips’ sales), reduced government spending, declining customer and consumer confidence and spending, rising inflation and interest rates, interruptions of the production and shipping of products and parts, whether from Philips or from third parties, and the emergence of economic impacts related to the climate crisis.

Philips operates in a highly regulated product safety and quality environment and its products and services, including parts or materials from suppliers, are subject to regulation by various government and regulatory agencies (e.g. FDA (US), EMA (Europe), NMPA (China), MHRA (UK), ASNM (France), BfArM (Germany), IGZ (Netherlands)). The relevant rules and regulations continue to evolve, which may impose significant additional pre-market and post-market requirements. Philips is undertaking considerable efforts to improve quality and management systems in all of its operations, and to keep strengthening the quality and continuous improvement culture we have built up. The improvement actions in these areas will continue to affect the company’s results.

Furthermore, ESG disclosure requirements are currently being adopted and drafted in various jurisdictions which will significantly increase the scope of mandatory ESG disclosures. Failure to (timely) meet these requirements could also trigger the additional risk of exposure to inquiries from supervisory bodies and adversely affect Philips’ reputation and brand or could adversely impact Philips’ financial condition or operating results.

For more information on uncertain future events, factors and circumstances see also Provisions and Contingencies.

Additional risks not known to Philips, or currently believed not to be material, could later turn out to have a material impact on Philips’ business, objectives, revenues, income, assets, liquidity, or capital resources.

Seasonality

Under normal economic conditions, the Group’s sales are impacted by seasonal fluctuations, typically resulting in higher revenues and earnings in the second half-year. For the Diagnosis & Treatment and Connected Care segments, sales are generally higher in the second half-year, largely due to the timing of new product availability and customers attempting to spend their annual budgeted allowances before the end of the year. For the Personal Health segment, sales are generally higher in the second half-year due to holiday sales and events. The segment Other is generally not materially affected by seasonality; however, the timing of intellectual property transactions may cause variation over the year.

Segment information

Philips' operating segments are Diagnosis & Treatment, Connected Care and Personal Health, each being responsible for the management of its business worldwide.

Philips has realigned the composition of its reporting segments effective from April 1, 2023. The most notable change is the shift of the previous Enterprise Diagnostic Informatics business from the Diagnosis & Treatment segment to the Connected Care segment. This business, together with other informatics solutions in the Connected Care segment, now forms the Enterprise Informatics business. Accordingly, the comparative figures for the affected segments have been restated. The realignment did not impact the reportable segments or the key segmental performance measure, which continues to be Adjusted EBITA.

Determining reportable segments requires significant judgment and involves evaluating the information which is reviewed by the Chief Operating Decision-Maker (the Board of Management) to assess performance and allocate resources, in accordance with IFRS 8 'Operating Segments'.

Sales and Adjusted EBITA1)

in millions of EUR unless otherwise stated

	January to June
	2022				2023
	sales	sales incl. intercompany	Adjusted EBITA1)		sales	sales incl. intercompany	Adjusted EBITA1)
				as a % of sales				as a % of sales
Diagnosis & Treatment	3,668	3,805	263	7.2%	4,120	4,373	487	11.8%
Connected Care	2,447	2,458	13	0.5%	2,553	2,560	121	4.7%
Personal Health	1,669	1,687	231	13.8%	1,634	1,671	216	13.2%
Other	311	353	(49)		329	228	(12)
Inter-segment eliminations		(208)				(196)
Philips Group	8,095	8,095	459	5.7%	8,636	8,636	812	9.4%
1) Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

Sales composition and disaggregation

Sales composition

in millions of EUR unless otherwise stated

	January to June
	2022	2023
Goods	5,367	5,809
Services	2,323	2,399
Royalties	207	239
Total sales from contracts with customers	7,896	8,446
Other sources	198	190
Sales	8,095	8,636

Disaggregation of Sales per segment

in millions of EUR unless otherwise stated

	January to June 2023
	Sales at a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources	Total sales
Diagnosis & Treatment	2,644	1,449	4,093	27	4,120
Connected Care	1,486	903	2,390	163	2,553
Personal Health	1,630	5	1,634		1,634
Other	142	187	329		329
Philips Group	5,902	2,544	8,446	190	8,636

Disaggregation of Sales per segment

in millions of EUR unless otherwise stated

	January to June 2022
	Sales at a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources	Total sales
Diagnosis & Treatment	2,240	1,402	3,641	27	3,668
Connected Care	1,414	861	2,275	171	2,447
Personal Health	1,664	4	1,669		1,669
Other	108	203	311	-	311
Philips Group	5,427	2,470	7,896	198	8,095

Sales and tangible and intangible assets

in millions of EUR

	sales1)		tangible and intangible assets2)
	January to June		December 31,	June 30,
	2022	2023	2022	2023
Netherlands	796	1,094	1,746	1,683
United States	3,319	3,520	12,087	11,645
China	889	1,008	290	260
Japan	543	486	436	385
Germany	326	280	323	331
Other countries	2,222	2,248	1,520	1,578
Philips Group	8,095	8,636	16,402	15,882
1) To better align with the Country Activity and Tax reporting, the allocation of country-level sales was revised from country of destination to country of origin. Comparative information in this table has been restated to be consistent with the current-period presentation. 2) Includes Property, plant and equipment, Goodwill and Intangibles assets excluding goodwill

More segment information can be found in the Information by segment and main country in the Annual Report 2022.

Acquisitions and divestments

Acquisitions

In the six months ended June 30, 2023, Philips completed one acquisition involving a total net cash outflow of EUR 53 million. The acquisition is subject to final purchase price allocation procedures.

Divestments

In the six months ended June 30, 2023, Philips completed one divestment. The divestment was not material.

Investments in associates

Investments in associates decreased from EUR 537 million as of December 31, 2022 to EUR 466 million as of June 30, 2023. The decrease is mainly due to the share of negative results (EUR 26 million) and impairment of associates (EUR 31 million).

Goodwill

Goodwill decreased by EUR 210 million in the six months ended June 30, 2023, as a result of goodwill recognized on new acquisitions of EUR 44 million and negative currency translation of EUR 254 million. For details of new acquisitions, refer to the note Acquisitions and divestments.

Goodwill is allocated to groups of cash-generating units (CGUs) and tested for impairment at the lowest level at which goodwill is monitored for internal management purposes. On April 1, 2023, Philips implemented a simplified operating model. Prior to April 1, 2023, goodwill was monitored at the business unit level. From April 1, 2023, goodwill impairment testing is performed at the business level (one level below segment), as this represents the lowest level at which goodwill is monitored for internal management purposes. The changes in the monitoring and management structure for recognized goodwill did not otherwise prevent recognition of an impairment that existed prior to the change, nor did it result in the recognition of an impairment charge during Q2 2023.

Goodwill allocated to the businesses (groups of cash-generating units) for impairment testing as of June 30, 2023 is presented in the following table:

Philips Group

Goodwill by business

in millions of EUR

June 30, 2023
Monitoring1)	4,015
Image-Guided Therapy	3,083
Precision Diagnosis	1,415
Personal Health	488
Sleep & Respiratory Care	688
Enterprise Informatics	340
Book value	10,028
1) Monitoring includes the goodwill previously allocated to Hospital Patient Monitoring and Ambulatory Monitoring & Diagnostics as disclosed in the Annual Report 2022.

During Q2 2023, Philips performed a goodwill impairment test for S&RC, mainly following a reassessment of the expected effective start date of a consent decree that is currently under discussion. The goodwill impairment test did not result in an impairment.

As disclosed in the Annual Report 2022, the value in use of the S&RC CGU remains sensitive to the assumptions associated with the initiated voluntary recall notification in the United States and field safety notice outside the United States for certain sleep and respiratory care products, the associated legal matters, and the outcome of a consent decree.

Equity

As of June 30, 2023, the issued and fully-paid share capital consists of 928,650,020 common shares, each share having a par value of EUR 0.20, and the total number of treasury shares amounted to 8,565,408, which were purchased at an average price of EUR 35.72 per share.

On May 9, 2023, the General Meeting of Shareholders approved a dividend of EUR 0.85 per common share, in common shares, against the retained earnings of the company. Subsequently, Philips issued and distributed a total number of 39,334,938 new common shares in May 2023, representing a total value of EUR 749 million (including costs). Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares for the share dividend in respect of 2022.

In the first six months of 2023, the company delivered a total of 1,369,147 treasury shares to satisfy certain obligations under its share-based remuneration plans.

On December 31, 2022, there were 55,750 EUR-denominated call options outstanding. As of June 30, 2023, all outstanding EUR-denominated call options have expired.

As announced on June 14, 2023, Philips entered into several forward share repurchase contracts to cover certain of its obligations arising from its share-based remuneration plans, for a total of 7,100,000 shares with settlement dates between November 2024 and November 2025 and a weighted average forward price of EUR 19.43.

In May 2023, Philips acquired 2,100,000 shares through the settlement of a forward contract, resulting in EUR 79 million additional treasury shares. This forward contract was entered into under the EUR 1.5 billion share repurchase program for share cancellation purposes which was announced on July 26, 2021. Before the end of the year, Philips expects to cancel a total of 15,134,054 shares. The shares to be cancelled include treasury shares already held and 10,864,445 shares yet to be acquired in the remainder of 2023 through the settlement of forward contracts entered into as part of the same share repurchase program.

The net current-period change of the currency translation reserve of EUR (390) million mainly relates to the appreciation of EUR versus USD.

Debt

As of June 30, 2023, Philips had total debt of EUR 8,216 million, an increase of EUR 16 million compared to December 31, 2022. The majority of the debt consisted of EUR 5,407 million of public EUR and USD bonds with a weighted average interest rate of 2.84%, EUR 909 million of forward contracts for share repurchases, and EUR 1,049 million of lease liabilities. The debt position also includes EUR 500 million that is utilized and outstanding under the EUR 1 billion credit facility Philips entered into in Q4 2022.

Long-term debt was EUR 7,177 million, a decrease of EUR 93 million, and short-term debt was EUR 1,039 million, an increase of EUR 108 million compared to December 31, 2022. The increase in the total debt position of EUR 16 million is mainly driven by an increase in debt related to new forward contracts, partially offset by lower lease liabilities.

In June 2023, Philips entered into a total amount of EUR 138 million of forward contracts related to the Long-Term Incentive and employee stock purchase plans. These forward contracts will be settled in the last quarters of 2024 and 2025.

Provisions

Short-term provisions increased by EUR 355 million during the six months ended June 30, 2023, as the addition to the legal provision for the economic loss class action of EUR 575 million was partially offset by utilizations of EUR 177 million in the Respironics field action provision.

Respironics field action provision

On June 14, 2021, Philips’ subsidiary, Philips Respironics issued a voluntary recall notification in the United States and field safety notice outside the United States for certain sleep and respiratory care products related to the polyester-based polyurethane (PE-PUR) sound abatement foam in these devices. The repair and replacement program is under way globally. Because of the prioritization of the repair and replace program, Philips is currently not taking new orders for sleep therapy systems, while masks and other consumables continue to be sold. As of June 30, 2023, the production required for the delivery of replacement devices to patients has been substantially completed.

Philips has recognized a provision based on Philips’ best estimate of the costs to repair or replace devices subject to the Respironics field action. The provision is related to the cost to repair and/or replace affected devices and includes, amongst others, the costs for the remaining production, the cost of intensified communication with physicians and patients, material costs, labor cost and logistics. The provision does not include any product liability costs or other claims. Movements during the year to date were as follows:

Philips Group

Respironics field action provision

in millions of EUR

2023
Balance as of January 1	390
Additions
Utilizations	(177)
Translation differences	(8)
Balance as of June 30	206

The completion of the field action continues to be subject to significant uncertainties, which require management to make estimates and assumptions about items such as quantities and the portion to be replaced or repaired. Actual outcomes in future periods may differ from these estimates and affect the company’s results of operations, financial position and cash flows.

In addition, running remediation costs of EUR 106 million during the six months ended June 30, 2023 (2022: EUR 100 million) related to the remediation, such as testing, external advisory and regulatory response, and additional right-of-return and warranty provisions have been incurred.

Legal provisions

Philips is a defendant in a number of consumer class-action lawsuits from users of the affected devices and a number of individual personal injury and other compensation claims. In the US, an economic loss class action, a medical monitoring class action and personal injury claims have been filed. In the six months ended June 30, 2023, Philips Respironics recorded a EUR 575 million provision in connection with the anticipated resolution of the economic loss class action in the US, an important step in addressing the litigation related to the recall.

Following the FDA’s inspection of certain of Philips Respironics’ facilities in the US in 2021 and the subsequent inspectional observations, the US Department of Justice, acting on behalf of the FDA, in July 2022 started discussions with Philips regarding the terms of a consent decree to resolve the identified issues. As of June 30, 2023, the discussions are ongoing. Given the uncertain nature of the relevant events, and of their potential financial and operational impact and associated obligations, if any, the company has not recorded any provisions for these matters.

For legal matters including claims refer to Contingencies.

Restructuring-related provisions

During the six months ended June 30, 2023, restructuring charges of EUR 245 million were recorded, of which EUR 190 million related to workforce reduction.

In 2022 and 2023, Philips initiated general productivity actions aimed at simplifying the organization to streamline the way of working and reduce operating expenses.

Contingencies

Legal proceedings

The company and certain of its group companies and former group companies are involved as a party in legal proceedings, regulatory and other governmental proceedings, including discussions on potential remedial actions, relating to such matters as competition issues, intellectual property, commercial transactions, product liability, participations and environmental pollution.

While it is not feasible to predict or determine the ultimate outcome of all pending or threatened legal proceedings, regulatory and governmental proceedings, Philips is of the opinion that the cases described below may have, or have had in the recent past, a significant impact on its consolidated financial position, results of operations and cash flows.

Significant developments regarding legal proceedings that have occurred since the publication of the Annual Report 2022 are described below. For more information on these matters including the company’s assessment of each matter, reference is made to the Annual Report 2022.

Public investigations

In May 2023, the company reached a settlement with the US Securities and Exchange Commission (SEC) to resolve the SEC inquiry regarding alleged tender irregularities in the medical device industry in China, for which the company had recorded a EUR 60 million provision in 2022. The settlement reached was in line with the amount provided for and was subsequently paid. In addition, the previously disclosed SEC inquiry regarding alleged similar conduct in Brazil and Bulgaria has been discontinued. The US Department of Justice (DoJ) has closed its parallel inquiry into these matters.

On February 23, 2023, the French Competition Authority initiated a formal investigation to verify whether the company and other manufacturers of small domestic appliances breached antitrust rules in France in the period 2009-2014 through the alleged exchange of commercially sensitive information. The company denies any allegations in this regard and is defending itself against possible enforcement actions. It is the company’s assessment that it is possible but not probable that this matter could lead to an outflow of economic resources. The company is not able to reliably estimate the financial impact, if any.

Respironics recall

On June 14, 2021, Philips’ subsidiary Philips RS North America LLC (Philips Respironics) issued a voluntary recall notification in the United States and field safety notice outside the United States for specific Philips Respironics CPAP, Bi-Level PAP, and mechanical ventilator devices (the “Respironics Recall”).

Consent decree and DoJ investigation

In the first half of 2023, Philips Respironics continued to engage with US Department of Justice (DoJ), acting on behalf of the US Food and Drug Administration (FDA), regarding the terms of a proposed consent decree to resolve the identified issues in relation to the Respironics Recall. Philips Respironics further continued to respond to the information request in relation to the subpoena received in April 2022 from the DoJ in relation to the events leading up to the Respironics Recall.

Product liability claims

Following the Respironics Recall, a number of civil complaints have been filed in several jurisdictions against Philips Respironics and certain of its affiliates (including the company) generally alleging economic loss, personal injury and/or the potential for personal injury allegedly caused by devices subject to the recall.

In March 2023, Philips Respironics recorded a EUR 575 million provision in connection with the anticipated resolution of the economic loss-related class action in the United States. Philips Respironics expects to submit a settlement agreement for approval by the court in the second half of 2023. In respect of the personal injury claims in the United States, as per June 30, 2023, 524 personal injury lawsuits had been filed, while approximately 50,000 individuals registered with the voluntary, court-approved census registry for potential claimants who have not filed claims, but may file claims in the future.

In Australia, in the consumer class-action lawsuit alleging personal injury that was filed against the company’s subsidiary Philips Electronics Australia Ltd on October 4, 2021, and for which the plaintiff in the case has sought leave of the court to discontinue the class action, in April 2023 the court ordered that a notice of discontinuance be distributed allowing individuals a further 120-day period to replace the lead plaintiff in the case. As of June 30, 2023, no new lead plaintiff has come forward. In Canada, where various class actions had been filed, the court issued a decision on a carriage motion in April 2023, deciding that a class action filed in British Columbia may continue as a nationwide class action while defendants are seeking for all other class actions to be stayed.

The company has product liability insurance in place that it expects to partially cover product liability-related cash outflows.

Based on ongoing discussions with certain insurance carriers that took place in the first half-year of 2023, management of the company concluded that the likelihood of cash inflows changed to probable, but (consistent with prior periods) not virtually certain. Given the uncertainties associated with the cash outflows of the above claims and the applicable conditions of insurance coverage, no reliable estimate can be made or disclosed in relation to the expected insurance recovery.

Securities claims

In the US securities class action complaint that was filed on August 16, 2021, alleging disclosure deficiencies in relation to the Respironics Recall, the company filed its motion to dismiss the second amended complaint in the first half of 2023 and is awaiting a decision by the court. In the Netherlands, in addition to the September 2022 letter from shareholders representative organization European Investors-VEB, holding the company and its directors liable for an alleged failure to make timely disclosures in relation to the Respironics Recall, the company received letters from two other parties with similar allegations. As of June 30, 2023, no formal claims have been filed in this respect.

Fair value of financial assets and liabilities

The estimated fair value of financial instruments has been determined by the company using available market information and appropriate valuation methods. The estimates presented are not necessarily indicative of the amounts that will ultimately be realized by the company upon maturity or disposal. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts.

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not carried at fair value is not included if the carrying amount is a reasonable approximation of fair value.

Fair value of financial assets and liabilities

in millions of EUR

	carrying amount	estimated fair value1)	Level 1	Level 2	Level 3
Balance at June 30, 2023
Financial assets
Carried at fair value:
Debt instruments	226	226			226
Equity instruments	3	3			2
Other financial assets	60	60		34	26
Financial assets carried at FVTPL	289	289		34	254
Debt instruments	25	25		25
Equity instruments	251	251	22		230
Current financial assets	7	7			7
Receivables - current	21	21			21
Financial assets carried at FVTOCI	306	306	22	25	259
Derivative financial instruments	76	76		76
Financial assets carried at fair value	671	671	22	136	513

Carried at (amortized) cost:
Cash and cash equivalents	960
Loans and receivables:
Current loans receivables	-
Other non-current loans and receivables	70
Receivables - current	3,601
Receivables - non-current	273
Financial assets carried at (amortized) cost	4,904
Total financial assets	5,574

Financial liabilities
Carried at fair value:
Contingent consideration	(108)	(108)			(108)
Financial liabilities carried at FVTPL	(108)	(108)			(108)
Derivative financial instruments	(50)	(50)		(50)
Financial liabilities carried at fair value	(158)	(158)		(50)	(108)

Carried at (amortized) cost:
Accounts payable	(1,646)
Interest accrual	(50)
Debt (corporate bonds and leases)	(6,456)	(6,163)	(5,115)	(1,049)
Debt (excluding corporate bonds and leases)	(1,761)
Financial liabilities carried at (amortized) cost	(9,912)
Total financial liabilities	(10,070)
1) For Cash and cash equivalents, Loans and receivables, Accounts payable, Interest accrual and Debt (excluding corporate bonds and leases), the carrying amounts approximate fair value mainly because of the short maturity of these instruments, and therefore fair value information is not included in the table above.

Fair value of financial assets and liabilities

in millions of EUR

	carrying amount	estimated fair value1)	Level 1	Level 2	Level 3
Balance as of December 31, 2022
Financial assets
Carried at fair value:
Debt instruments	232	232			232
Equity instruments	4	4	1		2
Other financial assets	86	86		35	51
Financial assets carried at FVTPL	322	322	1	35	285
Debt instruments	25	25		25
Equity instruments	259	259	30		229
Current financial assets	9	9			9
Receivables - current	26	26			26
Financial assets carried at FVTOCI	319	319	30	25	264
Derivative financial instruments	127	127		127
Financial assets carried at fair value	768	768	32	187	549

Carried at (amortized) cost:
Cash and cash equivalents	1,172
Loans and receivables:
Current loans receivables	2
Other non-current loans and receivables	54
Receivables - current	4,088
Receivables - non-current	279
Financial assets carried at (amortized) cost	5,596
Total financial assets	6,364

Financial liabilities
Carried at fair value:
Contingent consideration	(113)	(113)			(113)
Financial liabilities carried at FVTPL	(113)	(113)			(113)
Derivative financial instruments	(211)	(211)		(211)
Financial liabilities carried at fair value	(324)	(324)		(211)	(113)

Carried at (amortized) cost:
Accounts payable	(1,968)
Interest accrual	(71)
Debt (corporate bonds and finance leases)	(6,520)	(6,083)	(5,001)	(1,082)
Debt (excluding corporate bonds and finance leases)	(1,680)
Financial liabilities carried at (amortized) cost	(10,240)
Total financial liabilities	(10,564)
1) For Cash and cash equivalents, Loans and receivables, Accounts payable, Interest accrual and Debt (excluding corporate bonds and leases), the carrying amounts approximate fair value mainly because of the short maturity of these instruments, and therefore fair value information is not included in the table above.

The following table shows the reconciliation from the beginning balance to the ending balance for Level 3 fair value measurements.

Reconciliation of Level 3 fair value measurements

in millions of EUR

	Financial assets	Financial liabilities

Balance as of December 31, 2022	549	113
Acquisitions		6
Purchase	55
Sales/redemptions	(33)
Utilizations		(16)
Recognized in profit and loss:
Other business income and expenses		6
Financial income and expenses	(35)	1
Recognized in other comprehensive income1)	(19)	(2)
Receivables held to collect and sell	(5)
Reclassification		1
Balance as of June 30, 2023	513	108
1) Includes translation differences

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